50 3/4/03

[redacted]

03002435

1F3-3-03

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 50937

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wittner Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5999 Central Avenue, Suite 3400
(No. and Street)

St. Petersburg, FL 33710
(City) (State) (Zip Code)

RECD S.E.C.
FEB 2 7 2003
538

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathryn A. Woodard (727) 384-3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aidman, Piser & Company, P.A.
(Name — if individual, state last, first, middle name)

401 E. Jackson Street, Suite 3400, Tampa, FL 33602
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 1 0 2003

OATH OR AFFIRMATION

I, Kathryn A. Woodard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wittner Securities, Inc., as of December 31, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Kathryn A Woodard
Signature

Financial Principal
Title

Kimberley A Gunn
Notary Public

OFFICIAL NOTARY SEAL
KIMBERLEY A GUNN
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC966695
MY COMMISSION EXP. SEPT 10,2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
DECEMBER 31, 2002 AND 2001

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
DECEMBER 31, 2002 AND 2001

CONTENTS

AIDMAN, PISER
& COMPANY
Certified Public Accountants
& Business Advisors

401 EAST JACKSON STREET, SUITE 3400
TAMPA, FLORIDA 33602

813-222-8555 • FAX 813-222-8560

Independent Auditors' Report

Board of Directors
Wittner Securities, Inc.
St. Petersburg, Florida

We have audited the accompanying statements of financial condition of Wittner Securities, Inc. (a wholly-owned subsidiary of Wittner & Co.) as of December 31, 2002 and 2001, and the related statements of loss, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wittner Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our 2002 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

Aidman, Piser & Company, P.A.

January 28, 2003
Tampa, Florida

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash	$ 6,043	$ 3,165
Investments	-	3,300
Prepaid expenses	-	625
	$ 6,043	$ 7,090

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Liabilities	$ -	$ -
Stockholder's equity:		
Common stock, $.01 par value, 1,000,000 shares authorized; 1,000 shares issued and outstanding	10	10
Additional paid-in capital	27,922	23,632
Accumulated deficit	(21,889)	(16,552)
Total stockholder's equity	6,043	7,090
	$ 6,043	$ 7,090

See notes to financial statements.

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
STATEMENTS OF LOSS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues	$ -	$ 17,705
Expenses:		
Bonus	-	2,570
Commissions	-	4,881
Dues	403	461
General and administrative	90	2,050
Insurance	540	6,875
Licenses and permits	420	150
Miscellaneous	582	440
Professional fees	3,303	3,522
Rent	-	1,605
	5,338	22,554
Loss from operations	(5,338)	(4,849)
Interest income	1	270
Net loss	($ 5,337)	($ 4,579)

See notes to financial statements.

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances, January 1, 2001	1,000	$ 10	$ 38,632	($ 11,973)	$ 26,669
Distribution of capital	-	-	(15,000)	-	(15,000)
Net loss for the year	-	-	-	(4,579)	(4,579)
Balances, December 31, 2001	1,000	10	23,632	(16,552)	7,090
Net loss for the year	-	-	-	(5,337)	(5,337)
Contributions of capital	-	-	7,590	-	7,590
Distribution of investment in stock to stockholder	-	-	(3,300)	-	(3,300)
Balances, December 31, 2002	1,000	$ 10	$ 27,922	($ 21,889)	$ 6,043

See notes to financial statements.

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net loss	($ 5,337)	($ 4,579)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Increase in cash resulting from changes in:		
Prepaid expenses	625	(625)
Advance to employee	-	1,483
Total adjustments	625	858
Net cash flows from operating activities	(4,712)	(3,721)
Cash flows from financing activities:		
Contribution (distributions) of capital	7,590	(15,000)
Net cash flows from financing activities	7,590	(15,000)
Net change in cash	2,878	(18,721)
Cash, beginning of year	3,165	21,886
Cash, end of year	$ 6,043	$ 3,165

SUPPLEMENTAL INFORMATION ON INVESTING AND FINANCING ACTIVITIES:

The Company distributed 300 shares of stock it held in NASDAQ, with a carrying value of $3,300, to its shareholder during 2002 (see Note 1).

See notes to financial statements.

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. **Nature of business and summary of significant accounting policies:**

Nature of business:

Wittner Securities, Inc. (the "Company") was incorporated on April 24, 1997 in the State of Florida and was granted its license by the National Association of Securities Dealers ("NASD") to operate as a broker/dealer on December 16, 1998. The Company was engaged primarily as a broker/dealer for variable life insurance products, annuities, and mutual funds. During the year ended December 31, 2002, the Company had virtually no operating activity as it was actively seeking to sell its broker/dealer license (see Note 2).

Investments:

Investments at December 31, 2001 consisted of 300 shares of common stock purchased in conjunction with a private placement memorandum issued by NASDAQ. These securities were not readily tradable (held for investment) and are recorded in the accompanying 2001 balance sheet at cost. These shares were distributed to the stockholder during 2002.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company is a wholly-owned Qualified Subchapter S Subsidiary of Wittner & Co. (the "Parent") and is, therefore, not treated as a separate corporation for income tax purposes. All of the Company's income and expenses are treated as those of the Parent for tax purposes and, as such, the Company does not recognize any income tax expense or tax benefits in its financial statements.

Revenue recognition:

The Company recognizes revenue from brokerage commissions upon completion of the related transactions.

2. **Status of operations and capital resources:**
The Company's operating activity has been substantially curtailed since May 2001. The Parent is considering various options, including the possible sale of the Company or the sale by the Company of its broker/dealer license. As of January 28, 2003, the Company is involved in active negotiation to sell the license and expects to conclude such sale with the prospective buyer in the near future, once NASD approval is received. The Parent has agreed to fund the Company's working capital and net capital requirements, if any, until at least January 1, 2004.

3. **Major customer information:**
During the year ended December 31, 2001, the Company generated revenues from certain customers, each of which represented over 10% of total revenues (revenues from these customers represented 50%, 17% and 14%, respectively, of total 2001 revenues).

4. **Related party transactions:**
Expense agreement:

Through April 2001, the Company had an expense agreement with a company affiliated through common ownership whereby the affiliate provided utilities, supplies, telephone, employees and other administrative services for a minimum monthly fee of $500 plus additional charges as deemed necessary. Expenses under this agreement were $2,050 for 2001 and are included as general and administrative expenses in the 2001 statement of loss.

5. **Net capital requirements:**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of approximately $6,043. The Company was in excess of its required net capital by approximately $1,043 as of December 31, 2002.

The Company had a net capital deficiency at December 31, 2001, which was subsequently corrected by a $6,000 infusion of cash capital from the Parent on February 1, 2002.

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE I

Net capital		
Total stockholder's equity	$	6,043
Non-allowable assets		-
Non-allowable liabilities		-
Net capital	$	6,043
Aggregate indebtedness		
Total aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtedness	$	-
Minimum dollar requirement	$	5,000
Minimum net capital required	$	5,000
Net capital deficiency	$	-
Excess net capital at 1000% (net cap - 10% of AI)	$	6,043

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE II

Reconciliation with Company's net capital requirement computation:
(included in Part II of Form X-17a-5 as of December 31, 2002)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	6,043
Adjustments		-
Net capital, as adjusted	$	6,043

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
EXHIBIT A OF RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE III

Exemption based on subparagraph k(2)(i) of Rule 15c3-3.

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE IV

Exemption based on subparagraph k(2)(i) of Rule 15c3-3.

Note: Company does not receive or hold customer securities.

AIDMAN, PISER
& COMPANY
Certified Public Accountants
& Business Advisors

401 EAST JACKSON STREET, SUITE 3400
TAMPA, FLORIDA 33602

813-222-8555 • FAX 813-222-8560

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Wittner Securities, Inc.
St. Petersburg, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Wittner Securities, Inc., for the year ended December 31, 2002 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters on internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory organizations and agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Aidman, Piser & Company, P.A.

Tampa, Florida
January 28, 2003